UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Cutting Edge Superconductors, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Puerto Rico
>
> ***Date of organization***
> November 22, 2011

Physical address of issuer
La Quinta Industrial Park, Calle Balboa 177, Mayaguez, PR 00680

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$125,897.69	$125,580.98
Cash & Cash Equivalents	$6,753.19	$560.18
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$39,286.66	$216,290.46
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$576.58	$1,425.00
Net Income	-$152,577.19	-$105,631.15


April 29, 2026

FORM C-AR

Cutting Edge Superconductors, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Cutting Edge Superconductors, Inc., a Puerto Rico Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.ceswire.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Cutting Edge Superconductors, Inc. (the "Company") is a Puerto Rico Corporation, formed on November 22, 2011.

The Company is located at La Quinta Industrial Park, Calle Balboa 177, Mayaguez, PR 00680.

The Company's website is https://www.ceswire.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Cutting Edge Superconductors, Inc. ("Cutting Edge Superconductors" or "CES") is a Puerto Rico corporation that produces enhanced magnesium diboride ("MgB2") wires to improve superconductor performance on crucial equipment. Magnetic resonance imaging ("MRI") uses superconducting magnets to produce images. Current niobium–titanium ("NbTi") superconducting magnets require extremely low temperatures in order to achieve a strong enough magnetic field (1.0 T and 3.0 T), which is generally only possible with the use of liquid cryogenic, which increases the cost of operating and maintaining MRI equipment. CES has patented technology on MgB2 wires and tapes, which are designed to enable cryogen- free 1.0 T open MRI and 1.5 T closed MRI. Liquid helium is a cryogenic liquid for the operation of MRI at 4K. In recent years, the global helium supply crisis has impacted the MRI industry and scientific community. For instance, in October and November 2022, NBC News and Forbes reported that the global helium supply crisis may lead to a medical crisis because the future of MRI is uncertain. On June 24, 2022, Harvard Crimson also reported that Harvard physics labs were forced to shut down equipment and suspend projects due to the helium shortage. Approximately 30% of helium is consumed for MRI, whereas about 14% of helium is consumed for laboratory applications in the US. An MRI needs approximately 1,700 liters of liquid helium to operate at 4K. In the US, over 12,000 MRIs are operating. The price of helium was approximately $5 per liter a decade ago, however, it is now over $20 per liter (and fluctuating). Founded on November 22, 2011 by Dr. Yong-Jihn Kim, CES is producing MgB2 wires for the next-generation helium-free MRI. Our patented technology aims to significantly improve the critical currents and irreversibility fields of MgB2 wires to enable 1.5 T and 3.0 T MgB2-magnet-based MRI. With this next-generation MRI, we believe we can reduce patients' MRI scan cost by approximately

40%. On September 28, 2023, CES also discovered a Room Temperature Ambient Pressure Superconductor, named CES-2023 for the first time in the world. The transition temperature of CES-2023 is around 104 degree C = 377K, by resistance measurement and quantum locking, based on the Meissner effect. Recent SEM measurement shows layered structure, indicating quasi-2-dimensional superconductivity, like high cuprate superconductors. Late February 2025 we have identified the composition of CES-2023. So, we are ready for mass production of CES-2023. We have invented SOSFET (Superconductor-Oxide-Semiconductor Field Effect Transistor), replacing gate, source, and drain of MOSFET by our room temperature superconductor, CES-2023. It can operate at a significantly low voltage, with almost no energy loss and negligible heat generation, without high power need. It is patent-pending, and it can revolutionize semiconductor chip industry, including AI chips.

RISK FACTORS

Risks Related to the Company's Business and Industry

The MRI market is dominated by GE Health Care, Siemens, and Philips. We are currently collaborating with GE Global Research. Even though Cutting Edge Superconductors' cryogen-free MRI technology has competitive advantages over the current MRI from these big 3 companies, they may try to delay the penetration of our cryogen-free MRI into the MRI market.

The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the maximum offering amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time that Offering is closed, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have additional United States and foreign patent applications pending. We cannot predict whether such pending patent applications will result in issued patents, and if they do, whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

Commercialization of CES-2023 can take more than a few years with so many efforts and resources. The investors should understand the risks related to the commercialization of CES-2023.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF . Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Cutting Edge Superconductors, Inc. ("Cutting Edge Superconductors" or "CES") is a Puerto Rico corporation that produces enhanced magnesium diboride ("MgB2") wires to improve superconductor performance on crucial equipment. Magnetic resonance imaging ("MRI") uses superconducting magnets to produce images. Current niobium–titanium ("NbTi") superconducting magnets require extremely low temperatures in order to achieve a strong enough magnetic field (1.0 T and 3.0 T), which is generally only possible with the use of liquid cryogenic, which increases the cost of operating and maintaining MRI equipment. CES has patented technology on MgB2 wires and tapes, which are designed to enable cryogen- free 1.0 T open MRI and 1.5 T closed MRI. Liquid helium is a cryogenic liquid for the operation of MRI at 4K. In recent years, the global helium supply crisis has impacted the MRI industry and scientific community. For instance, in October and November 2022, NBC News and Forbes reported that the global helium supply crisis may lead to a medical crisis because the future of MRI is uncertain. On June 24, 2022, Harvard Crimson also reported that Harvard physics labs were forced to shut down equipment and suspend projects due to the helium shortage. Approximately 30% of helium is consumed for MRI, whereas about 14% of helium is consumed for laboratory applications in the US. An MRI needs approximately 1,700 liters of liquid helium to operate at 4K. In the US, over 12,000 MRIs are operating. The price of helium was approximately $5 per liter a decade ago, however, it is now over $20 per liter (and fluctuating). Founded on November 22, 2011 by Dr. Yong-Jihn Kim, CES is producing MgB2 wires for the next-generation helium-free MRI. Our patented technology aims to significantly improve the critical currents and irreversibility fields of MgB2 wires to enable 1.5 T and 3.0 T MgB2-magnet-based MRI. With this next-generation MRI, we believe we can reduce patients' MRI scan cost by approximately 40%. On September 28, 2023, CES also discovered a Room Temperature Ambient Pressure Superconductor, named CES-2023 for the first time in the world. The transition temperature of CES-2023 is around 104 degree C = 377K, by resistance measurement and quantum locking, based on the Meissner effect. Recent SEM measurement shows layered structure, indicating quasi-2-dimensional superconductivity, like high cuprate superconductors. Late February 2025 we have identified the composition of CES-2023. So, we are ready for mass production of CES-2023. We have invented SOSFET (Superconductor-Oxide-Semiconductor Field Effect Transistor), replacing gate, source, and drain of MOSFET by our room temperature superconductor, CES-2023. It can operate at a significantly low voltage, with almost no energy loss and negligible heat generation, without high power need. It is patent-pending, and it can revolutionize semiconductor chip industry, including AI chips.

Business Plan

CES is currently working with major superconducting wire companies and MRI companies with the goal of bringing its proprietary cryogen-free 1.0 T open MRI and 1.5 T closed MRI to market in 2024. CES plans to sell the license of its MgB2-based cryogen-free MRI and cryogen-free nuclear magnetic resonance ("NMR") to MRI companies and NMR companies to generate revenue. CES won the Frost and Sullivan North America MRI Innovation Leadership Award in 2013. CES also won the National Science Foundation ("NSF") Small Business Innovation Research ("SBIR") Phase I and Phase II Awards in 2013 and 2014. CES has won business plan competitions, including first prize at the EnterPrize Business Plan Competition, and second prize at the InnoVenture Technology Business Plan Competition. CES received small business incentives from the Puerto Rico Industrial Development Company ("PRIDCO") from 2019 to 2023. CES has a patent on cryogen-free MRI and cryogen-free NMR, based on MgB2 superconducting wires and tapes, which is registered in seven countries, including the US, EU (Germany, Netherlands, and Italy), Japan, China, and Korea. CES was founded by Professor Yong-Jihn Kim, who demonstrates a record of excellence in superconductivity. In particular, he identified the superconducting mechanism of MgB2 in 2001, which was spotlighted in a review paper on MgB2. Dr. Kim also invented a technique to increase critical currents of MgB2 by adding both magnetic and non-magnetic impurities. On September 28, 2023, CES discovered room temperature ambient pressure superconductor ("CES-2023"). To commercialize CES-2023, CES is planning to collaborate with Korean companies such as Quantum Energy Research Center, SAMSUNG, and LG.

CES is ready for mass production of its room temperature superconductor, CES-2023, and room temperature superconducting wires for electric power transmission, data centers, and MRIs. Once the superconducting wires are produced, they will be sent to LUVATA, ASG Superconductors, and Bruker for testing and potential licensing deals.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Yong-Jihn Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

11/22/2011-Present, Cutting Edge Superconductors, Inc., President, CEO, and Chairman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

11/22/2011 Present Cutting Edge Superconductors, Inc. President, CEO, and Chairman Dr. Yong-Jihn Kim founded CES on November 22, 2011 in Mayaguez, Puerto Rico, based on his patent of next generation cryogen-free MRI. He is a Physics professor at the University of Puerto Rico, Mayaguez. LinkedIn: https://www.linkedin.com/in/yong-jihn-kim-35004422/

Education

PhD in Science, 1989, Condensed Matter & Materials Physics, Seoul National University. MA in Science, 1985, Seoul National University BA in Physics, 1983, Seoul National University Postdoctoral research at Harvard and Purdue

Name

Jose Lopez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

02/03/2015 - Present, Cutting Edge Superconductors, Inc., Board Member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

08/03/1982 - 08/31/2022, University of Puerto Rico, Mayaguez, Professor of Physics Mr. Lopez was a longtime Professor of Physics at the University of Puerto Rico, Mayaguez. LinkedIn: https://www.linkedin.com/in/jose-r-lopez-54489541/

Education

Jose Lopez obtained his BA and MA in Physics from University of Puerto Rico, Mayaguez in 1976 and his PhD in Biophysics from Michigan State University in 1982.

Name

Hem Kanithi

All positions and offices held with the Company and date such position(s) was held with start and ending dates

03/13/2023 - Present, Cutting Edge Superconductors, Inc., Board Member and Senior Technical Advisor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Hem Kanithi is a former Business Development VP and Head of R&D at LUV ATA, a leading manufacturer of superconducting wires for MRI. He developed process technology for negative-bias temperature instability ("NbTi") to exhibit some of the highest critical current densities available today while attaining long piece lengths on an industrial scale. As a result, LUV ATA currently supplies NbTi products to produce over one-third of global MRI scanners. LinkedIn: https://www.linkedin.com/in/hemkanithi/

Education

University of California, Berkeley, Doctor of Engineering (1976) University of California, Berkeley, Master of Science (1972) National Institute of Technology, Warangal, India, Bachelor of Engineering (1970)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Victor Rivera-Burgos

All positions and offices held with the Company and date such position(s) was held with start and ending dates

01/03/2024 - Present, Cutting Edge Superconductors, Inc., Senior Strategy Advisor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

02/01/2013 - Present, Bizplans.Net, Strategic Alliance Developer Victor Rivera-Burgos is a former New York Director and Regional Director of the US Small Business Administration, former National Director of Minority Business Development at the US Department of Commerce, and headed the Latin America and Caribbean Bureau at the US Agency for International Development ("AID"), administering its $1.5 billion economic assistance program, a position requiring US Senate confirmation. Mr. Rivera-Burgos has served as a Strategic Alliance Developer & Promoter of Collaborative Business Relationships at Bizplans.Net since February 2013. Mr. Rivera-Burgos has a BA in Economic Development from New York University. LinkedIn: https://www.linkedin.com/in/victormrivera/

Education

Mr. Rivera-Burgos has a BA in Economic Development from New York University.

Name

Yong-Jihn Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates

11/22/2011-Present, Cutting Edge Superconductors, Inc., President, CEO, and Chairman

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

11/22/2011 Present Cutting Edge Superconductors, Inc. President, CEO, and Chairman Dr. Yong-Jihn Kim founded CES on November 22, 2011 in Mayaguez, Puerto Rico, based on his patent of next generation cryogen-free MRI. He is a Physics professor at the University of Puerto Rico, Mayaguez. LinkedIn: https://www.linkedin.com/in/yong-jihn-kim-35004422/

Education

PhD in Science, 1989, Condensed Matter & Materials Physics, Seoul National University. MA in Science, 1985, Seoul National University BA in Physics, 1983, Seoul National University Postdoctoral research at Harvard and Purdue

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Puerto Rico law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	122,775,543
Voting Rights	Voting
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Small Business Administration
Amount outstanding	$4,500
Interest rate and payment schedule	3.8%
Amortization schedule	
Describe any collateral or security	
Maturity date	October 21, 2050
Other material terms	

Type of debt	Loan
Name of creditor	Shareholder
Amount outstanding	$211,790
Interest rate and payment schedule	0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $216,290.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	967,690	$96,769.00	Research and development ("R&D"), compensation for managers, equipment, materials and inventory, travel, intellectual property ("IP") expenses, rent and utilities, and intermediary fees.	January 31, 2024	Regulation CF
Common Stock	275,543	$19,288.00	The proceeds from this offering were used for metal powders, patent expenses, manufacturing the MgB2 wire, testing the MgB2 wire, general & administrative expenses and payroll, equipment, travel, rent and utilities, and intermediary fees.	August 30, 2023	Regulation CF

SAFE (Simple Agreement for Future Equity)		$15,000.00	general and administrative	July 27, 2023	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$25,000.00	general and administrative	October 4, 2023	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$15,000.00	general and administrative	November 3, 2023	Rule 506(b)

Ownership

A majority of the Company is owned by Yong-Jihn Kim.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Yong-Jihn Kim	88.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is still offering its seed round of financing from January 31,2024. Currently we have raised $344,007. Following the Offering, we should have enough liquidity to execute our business plan until December 31, 2026. We intend to be profitable by December 31, 2026. Our significant challenges are developing and marketing a viable product of our room temperature superconductor, CES-2023 products, such as superconducting wires, superconducting PCBs, and superconducting transistor, named SOSFET (Superconductor-Oxide-Semiconductor Field Effect Transistor) in a competitive environment and sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product when necessary. List of applicable challenges are the following: 1. Acquisition of equipment and facilities for mass production of our room temperature superconductor, CES-2023, products, including superconducting wires, superconducting PCBs, and superconducting transistor, SOSFET. 2. Quality control of produced

CES-2023, products, including superconducting wires, superconducting PCBs, and superconducting transistor, SOSFET, hiring enough professionals 3. Securing IPs for our room temperature superconductor, CES-2023, products, including superconducting wires, superconducting PCBs, and superconducting transistor, SOSFET 4. Licensing deals with superconducting wire manufacturers for room temperature superconducting wires, such as LUVATA, ASG Superconductors, and BRUKER. 5. Licensing deals with MRI companies for no cooling MRIs, including GE Healthcare, Phillips, Siemens. 6. Licensing deals with PCBs manufacturers for our superconducting PCBS, including Zhen Ding Technology, TTM Technologies, and Nippon Mektron 7. Licensing deals with chip manufacturers for our superconducting transistor, SOSFET, including SAMSUNG, TSMC, and Intel.

Our management team intends to produce our prototype room temperature superconducting wires within 12 months for testing and potential licensing deals with superconducting wire manufacturers, including LUVATA, ASG Superconductors, and Bruker. The licensing deals include upfront fee and royalties of about 5% of the gross sales of superconducting wires employing our room temperature superconductor, CES-2023. We expect multi-million revenues within 12 months from these licensing deals.

Liquidity and Capital Resources

On January 31, 2024 the Company conducted an offering pursuant to Regulation CF and raised $96,769.00.

On August 30, 2023 the Company conducted an offering pursuant to Regulation CF and raised $19,288.00.

On July 27, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $15,000.00.

On October 4, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $25,000.00.

On November 3, 2023 the Company conducted an offering pursuant to Rule 506(b) and raised $15,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Yong-Jihn Kim
Relationship to the Company	CEO
Total amount of money involved	$211,790
Benefits or compensation received by related person	none
Benefits or compensation received by Company	none
Description of the transaction	Shareholder Loan

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Dr. Yong-Jihn Kim
(Signature)

Dr. Yong-Jihn Kim
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements



CUTTING EDGE SUPERCONDUCTORS INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited)

Koogwon Kwun CPA & Associates, Inc.

Certified Public Accountant Lic. #84708

869 S. Irolo St, Los Angeles, CA 90005 | +1-213-480-0070 | kkwuncpa@yahoo.com

Independent Accountant's Review Report

To the Board of Directors of Cutting Edge Superconductors Inc.

We have reviewed the accompanying financial statements of Cutting Edge Superconductors Inc., which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Cutting Edge Superconductors Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Koogwon Kwun

Koogwon Kwun CPA & Associates, Inc.

Los Angeles, California

April 25, 2026

CUTTING EDGE SUPERCONDUCTORS INC
BALANCE SHEET
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS		
CURRENT ASSETS		
Accounts Receivable	$ -	$ -
Cash and Cash Equivalents	6,753.19	560.18
TOTAL CURRENT ASSETS	6,753.19	560.18
NON-CURRENT ASSETS		
Investment	4,750.00	3,000.00
Intangible Assets	152,526.00	152,526.00
Accumulated Amortization	(38,131.50)	(30,505.20)
TOTAL NON-CURRENT ASSETS	119,144.50	125,020.80
TOTAL ASSETS	$ 125,897.69	$ 125,580.98
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ -	$ -
TOTAL CURRENT LIABILITIES	-	-
NON-CURRENT LIABILITIES		
SBA LOAN	4,500.00	4,500.00
Loan from Shareholders	34,786.66	211,790.46
TOTAL NON-CURRENT LIABILITIES	39,286.66	216,290.46
TOTAL LIABILITIES	39,286.66	216,290.46
SHAREHOLDERS' EQUITY		
Common Stock	10,363.38	10,099.46
Additional Paid In Capital	485,704.44	156,070.66
Accumulated Deficit	(256,879.60)	(151,248.45)
Current Income(Loss)	(152,577.19)	(105,631.15)
TOTAL SHAREHOLDERS' EQUITY	86,611.03	(90,709.48)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 125,897.69	$ 125,580.98

CUTTING EDGE SUPERCONDUCTORS INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	**2024**
OPERATING INCOME	$ -	$ -
	-	-
OPERATING EXPENSE		
Advertising	27,845.27	17,630.01
Amortization	7,626.30	7,626.30
Automobile	541.30	-
Bank Charge	835.65	1,172.66
Due & Subscription	31,855.58	4,586.06
Insurance	697.82	196.00
License & Permit	655.00	-
Office Expense	15.15	-
Patent Maintenance	9,091.04	6,403.00
Professional Fees	671.87	3,774.20
Rent	5,418.63	6,482.53
Repair & Maintenance	-	-
R&D Expense	60,513.30	52,866.24
Shipping Delivery	43.10	104.08
Software	-	-
Travel	5,146.60	2,691.01
Utilities	-	1,312.56
	150,956.61	104,844.65
NET INCOME(LOSS) FROM OPERATION	(150,956.61)	(104,844.65)
OTHER INCOME		
Grant	-	1,097.50
	-	1,097.50
OTHER EXPENSE		
Interest Expense	1,044.00	459.00
Taxes	576.58	1,425.00
	1,620.58	1,884.00
NET INCOME (LOSS)	$ (152,577.19)	$ (105,631.15)

CUTTING EDGE SUPERCONDUCTORS INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025		2024	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss for the Period	$	(152,577.19)	$	(105,631.15)
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Amortization	$	7,626.30	$	7,626.30
Net Cash Flows From Operating Activities		(144,950.89)		(98,004.85)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of Intangible Assets		-		-
Payments made in connection with business acquisitions		(1,750.00)		-
Net Cash Flows From Investing Activities		(1,750.00)		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds(Repayment) of Borrowings		(177,003.80)		4,932.10
Proceeds from Issue of Equity Shares		329,897.70		81,882.12
Net Cash Flows From Financing Activities		152,893.90		86,814.22
CASH AT BEGINNING OF PERIOD		560.18		11,750.81
NET INCREASE (DECREASE) IN CASH		6,193.01		(11,190.63)
CASH AT END OF PERIOD	$	6,753.19	$	560.18

CUTTING EDGE SUPERCONDUCTORS INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Common Stock		Option	Additional	Retained	Total
	No. of Shares	$ Amount	Grants	Paid in Capital	Deficit	Shareholders' Equity
Balance at December 31, 2023	125,275,543	10,022.04	-	74,265.96	(151,248.45)	(66,960.45)
Issuance of Stock	967,690	77.42		81,804.71		81,882.13
Issuance of SAFE	-	-		-		-
Net Income					(105,631.15)	(105,631.15)
Balance at December 31, 2024	126,243,233	10,099.46	-	156,070.67	(256,879.60)	(90,709.48)
Issuance of Stock	3,298,977	263.92		329,633.78		329,897.70
Issuance of SAFE	-	-		-		-
Net Income					(152,577.19)	(152,577.19)
Balance at December 31, 2025	129,542,210	10,363.38	-	485,704.45	(409,456.79)	86,611.04

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Cutting Edge Superconductors Inc. is a corporation organized in Puerto Rico. The company is producing enhanced MgB2 wires, based on our worldwide patented technology, improving superconductor performance on crucial equipment's such as MRI's scanners.

NOTE B – GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2024 of $105,631.15 and 2025 of $152,577.19.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern.

The Company plans to secure additional financing to sustain operations through equity offerings and other funding sources. In 2025, the Company successfully obtained $329,898 in funding from various sources, including Netcapital.com. The Company's ability to meet its financial obligations as they become due depends on the successful execution of the management's strategies outlined above. It is important to note that the financial statements have not been adjusted to reflect any potential consequences if the Company fails to maintain its going concern status.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company currently is developing products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property. These include patents, the company developed over the years and will be depreciated over management's estimate of the asset's useful life.

Intangible assets consist of fees paid to secure several patents. As of December 31, 2025, the Company has two patents approved by the United States Patent and several countries.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually

approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company's sources of revenue will be:
a) Royalty from Patents
b) Sales on Patents
c) Sales on Samples or Products

R&D expense

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value Measurements

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - EQUITY

The Company has authorized the issuance of 129,542,210 shares of Common Stock, each with a par value of $0.00008. Holders of Common Stock are entitled to one vote per share on various matters of Company business. In the event of liquidation, the rights of Common Stockholders are subordinate to those of all Preferred Stockholders.

In 2025, the Company issued an additional 3,298,977 shares of Common Stock, including 2,032,310 shares issued through public funding on Netcapital.com. As of December 31, 2025, the total issued and outstanding shares are detailed as follows:

- Common Stock: 129,542,210 Shares Outstanding

NOTE E - DEBT

At December 31, 2025, the balance of the Loan from Shareholder is $34,786.66, compared to $211,790.46 at December 31, 2024. During 2025, the principal shareholder converted a portion of the prior shareholder advances into Common Stock of the Company, and a portion of those funds was utilized to purchase Common Stock from other existing shareholders. The owner has invested funds in the Company since its incorporation. The remaining loan balance is non-interest bearing and has been reflected as a non-current liability on the balance sheet. The Shareholder has agreed to provide additional funds if needed.

NOTE F – RELATED PARTY

There are no related party transactions.

NOTE G – SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 25, 2026, the date the financial statements were available to be issued, and has determined that there are no subsequent events that require recognition or disclosure in the accompanying financial statements.